Group

Merchandising * Market Research * In-Store Events

Services Defined by the Return They Generate

November 11, 2009

Ms. Jennifer Thompson

Branch Chief

United States of America

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of October 7, 2009 regarding:

SPAR Group, Inc.
Form 10-K for the year ended December 31, 2008 Filed April 15, 2009
File No. 0-27408

We acknowledge:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated October 7, 2009:

Form 10-K for the Fiscal Year ended December 31, 2008

Consolidated Statements of Cash Flows, page F-8

1.

“We read your response to our comment five from our letter dated August 21, 2009 that the translation loss impact in the 2008 consolidated statement of cash flows was not properly calculated in accordance with the guidance in SFAS 95 and note the chart showing changes you intend to make in future filings. Please also tell us how the amounts in your 2007 statement of cash flows and your 2009 interim statements of cash flows would have changed had you appropriately applied SFAS 95. After doing so, please provide us with your qualitative and quantitative assessment of materiality for the annual and quarterly periods impacted by the errors which supports your conclusion that the financial statements should not be restated and an amendment is unnecessary. Please see SAB Topic 1:M and SFAS 154 for further guidance.”

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc. Corporate Office * 555 White Plains Road, Suite 250 * Tarrytown NY 10591-5198

Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

Response:

The following tables shows how the amounts in the 2007, 2008 and 2009 interim period Consolidated Statement of Cash flows would have changed had we properly applied the guidance in SFAS 95. The recalculated balances are a reclassification of amounts between cash provided by (used in) operating, investing and financing activities as well, as the effect of exchange rate changes on cash and cash equivalents. The recalculated amounts have no impact on net income (loss) or earning per share for the years or interim periods presented.

Consolidated Statement of Cash Flows for Year Ended December 31, 2007 (in thousands)
	As Recalculated	As Previously Reported	Increase/ (Decrease)
Net cash provided by (used in):
Operating activities	$79	$12	$67
Investing activities	(810)	(814)	4
Financing activities	773	834	(61)
Effect of exchange rate changes on cash	56	66	(10)

Consolidated Statement of Cash Flows for Year Ended December 31, 2008 (in thousands)
	As Recalculated	As Previously Reported	Increase/ (Decrease)
Net cash provided by (used in):
Operating activities	$2,136	$2,249	$(113)
Investing activities	(1,219)	(1,214)	(5)
Financing activities	(399)	(279)	(120)
Effect of exchange rate changes on cash	(79)	(317)	238

Consolidated Statement of Cash Flows for Three Months Ended March 31, 2009 (in thousands)
	As Recalculated	As Previously Reported	Increase/ (Decrease)
Net cash provided by (used in):
Operating activities	$1,422	$1,430	$(8)
Investing activities	(186)	(186)	—
Financing activities	(1,571)	(1,557)	(14)
Effect of exchange rate changes on cash	16	(6)	22

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

Consolidated Statement of Cash Flows for Six Months Ended June 30, 2009 (in thousands)
	As Recalculated	As Previously Reported	Increase/ (Decrease)
Net cash provided by (used in):
Operating activities	$1,690	$1,772	$(82)
Investing activities	(365)	(367)	2
Financing activities	(1,659)	(1,749)	90
Effect of exchange rate changes on cash	115	125	(10)

While percentage and numerical thresholds are often used as a basis for determining materiality, SAB Topic 1:M and SAB 99 states that exclusive reliance on percentage or numerical thresholds has no basis in the accounting literature or the law. Materiality concerns the significance of an item to users of the financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important. The omission or misstatement of an item in a financial report is material if in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In determining whether the changes in the reported cash flows were material we considered various relevant circumstances and qualitative characteristics such as:

•	Whether the misstatement masks a change in earnings or other trends.

•	Whether the misstatement changes a loss into income or vice versa.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation

•	Whether the misstatement misrepresents liquidity position

We considered the above factors along with the concept that a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Given these considerations, it is the Company’s judgment that the presentation of the cash flow statement did not have an effect on the above-mentioned circumstances.

•

While the recalculated amounts changed the classification of cash flows, the effect in any year or period does not change the direction of the cash activities.  That is, for each operating, investing or financing activity the recalculated amount would not change reporting cash provided from activities to cash used in activities.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

•	The unrecorded amount would not have had any effect on income (loss), earnings per share or retained earnings.

•	The misstatement effect has no affect on either regulatory compliance or other contractual requirements.

•	The misstatement has no effect on loan covenants or other contractual requirements

In summary management does not believe that the Company’s previously filed financial statements should be restated or otherwise amended. The effect of the incorrect calculations regarding the effect of exchange rate changes on cash are not material to the extent that they would have modified a reasonable person’s assessment of the financial condition of the Company, based on our circumstances and qualitative assessment.

2.

“We note your response to our comment six from our letter dated August 21, 2009 that the net difference of $25,000 was a balance sheet misclassification that you intend to correct in 2009. Please tell us whether the difference in your 2007 financial statements results from the same misclassification issue. Also confirm that the amounts included in the minority interest line item of your statements of operations and your total operating cash flows for the 2007 and 2008 annual periods will not be impacted by correction of the misclassification. If correction of the misclassification will result in adjustments to those line items, please tell us how those amounts will change.”

Response:

The minority interest reported on the statement of operations of ($163,000) and $47,000 for the 2008 and 2007 annual periods are the correct amounts. The ($188,000) and $178,000 as reported on the statement of cash flows as minority interest in (loss) earnings of subsidiaries for the 2008 and 2007 annual periods should have been reported as ($163,000) and $47,000. The difference of ($25,000) and $131,000 for 2008 and 2007 reflects the change in the minority interest account due to balance sheet misclassification recorded to the minority interest account as opposed to accrued expenses. Had the cash flows been presented correctly, reported cash flows from operating activities would not have changed as the difference of $(163,000) and $47,000 would have been reflected in the operating activities section of the cash flow statement under changes in operating assets and liabilities as demonstrated below.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

	2008	2007
As Reported (in thousands)
Minority interest in (loss) earnings in sub.	$(188)	$178
Changes in operating assets and liabilities:
A/P and accrued expenses	1,791	2,097
Effect on operating Cash Flows	$1,603	$2,275

As Restated (in thousands)
Minority interest in (loss) earnings in sub.	$(163)	$47
Changes in operating assets and liabilities:
A/P and accrued expenses	1,766	2,228
Effect on operating Cash Flows	$1,603	$2,275

Effect on operating cash	$-0-	$-0-

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

3.

“We read your response to our comment seven from our letter dated August 21, 2009, noting that five entities you consolidate under FIN 46R have an equity investment at risk that is currently greater than 10% of total assets, with the percentages ranging from 13% to 631%. Considering these percentages exceed 10%, including some that substantially exceed 10%, please tell us how each of these entities meets the definition of a VIE under paragraph 5(a) of FIN 46R. As noted in paragraph 7(d) of FIN 46R, a reconsideration event occurs when an entity receives an additional equity investment at risk.”

Response:

As noted in your recent comment letter, there are five subsidiaries of the Company where its total investment (excluding cumulative losses) has exceeded 10% of total assets in each of the five entities as summarized below:

Subsidiary	% Invested to Total Assets at 12/31/08

Romania	631%
South Africa	147%
Turkey	92%
China	14%
Lithuania	13%

In each entity, as anticipated at the inception of the entity, the Company was required, and has continued, to provide subsequent investments in order for the entity to continue business in their respective markets. The Company anticipates at the present time that additional equity investments may be required into each of the subsidiaries consolidated under this guidance.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

In accordance with Paragraph 7(d) of FIN 46R, the Company reconsiders whether each of these entities should continue to be treated as a VIE whenever “the entity receives an additional equity investment that is at risk...”

The Company believes that each of these five entities are and continue to be VIE’s under Paragraph 5(a) of FIN 46R.

Our review of each investment in the above five entities clearly demonstrates that the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Company’s total equity investment at risk clearly meets the requirements of VIE, as the investments includes only equity investments in an entity where the Company participates significantly in profits and losses of the entity and the Company’s voting rights are not proportional to its obligation to absorb the expected losses of its VIE.

The Company believes that, in accordance with paragraph 10 of FIN 46R all five VIE’s noted above are high-risk entities in which, although the Company’s equity investment at risk is greater than 10 percent of such VIE’s assets, each such entity will likely require additional investment in order to finance its activities without subordinated support.

When looking at each subsidiary individually;

(1)

Romania: It is important to note that in the third quarter of 2009, the Company purchased the remaining equity in this entity and now owns 100%. The entity had required continued equity infusions to cover actual and expected losses and the Company made a strategic decision to acquire 100% of the entity as it explores other investment opportunities in the Romanian market. It should also be noted that in the third quarter of 2009, the Company acquired 51% ownership in a second Romanian operation.

(2)

South Africa: Cash and working capital requirements are again being onerous and additional investment may be required again as early as the first quarter in 2010. The Company is prepared to meet this requirement.

(3)

Turkey: At this time the entity has become inactive and the Company is considering its options going forward. The Company is currently considering the purchase of 100% of this entity and pursuing a new local partner relationship in this market place to purchase a 49% ownership in such entity, in a manner similar to the Company’s new majority owned entity in Romania.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

(4)

China: The Company purchased the remaining equity in this entity in the third quarter of 2009, now owns 100% of it, and currently is in negotiations with a new local partner that will purchase a 49% ownership in this entity in early 2010.

(5)	Lithuania: As we discussed earlier, the Company was required to make an additional contribution in the third quarter of 2009 to support the working capital needs of this majority owned entity.

In each of these instances the Company believes it is meeting the requirements of FIN 46R, and in fact the Company believes it also will have satisfied the requirements of SFAS No.167 when it becomes effective November 15, 2009. The Company has a controlling financial interest on the basis of the provisions in paragraphs 14A-14G of SFAS No.167. The Company provides to each VIE, at significant cost to the Company, (1) the Company’s Internet based operating, accounting and reporting systems (including language translations, ongoing client and financial reports and ongoing IT support), (2) the Company’s financial reporting and disclosure controls and procedures, (3) accounting and auditing support, and (4) management teams in its corporate offices responsible for supporting and monitoring the management, sales, marketing and operations of the VIE and maintaining consistency with its other subsidiaries.. As stated in our filings, a key to the operation of these entities is that the VIE’s computer operating systems (in support of the scheduling, tracking and reporting of the contracted merchandising services, accounting and billing) are provided by and under the control of the Company, and the VIE would at a minimum experience significant financial hardship if it was unable to use the Company’s operating systems.. In addition, the Company is obligated to absorb losses of or receive benefits from the entity that could potentially be significant to the VIE.

Note 9. Related-Party Transactions, page F-23

4.

“We read your response to our comment 11 from our letter dated August 21, 2009. We still believe that Question 2 of SAB Topic 1B requires you to disclose management’s estimate of what your expenses (other than income taxes and interest) would have been on a stand alone basis, that is, the cost that would have been incurred if you operated as an unaffiliated entity for each year for which an income statement was required when such basis produced materially different results. Please disclose this amount in future filings, tell us why it is not practicable, or quantify for us why it is not material.”

Response:

As we stated in our previous response letter on September 18, 2009, the contracted relationships between the Company and its Affiliates are normally “slightly” more favorable to the Company than market rates, terms or conditions. Periodically, the Company engages an outside firm to conduct a survey of fees charged by comparable/national labor sourcing firms as a comparison to the rates charged by its Affiliates. These comparisons do show that the rates negotiated with the Affiliates are in fact slightly less than those charged by unrelated vendors providing similar services. For 2008 and 2007, the Company’s cost of

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

revenue would have increased by $600,000 or approximately 3.5% in both years if the Company would have used an unaffiliated entity to provide comparable services. The Company will include some qualitative disclosure of these relationships in future filings, beginning with the 10-Q filing for the quarter ended September 30, 2009.

Note 11. Geographic Data, page F-27

5.

“We read your response to our comment 13 from our letter dated August 21, 2009. Please note that pursuant to paragraph 17 of SFAS 131, your aggregation of operating segments must be consistent with the objectives and basic principles of the standard. Based on your review of your public disclosures and your response to our comment, we do not understand how the aggregation of your operating segments is consistent with the objective and basic principles of SFAS 131 – to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. We note, for example, that your international operations primarily consist of 50% and 51% owned entities while your domestic operations appear to be wholly-owned. Further it appears that the segments you aggregate may not be economically similar as suggested by your disclosures on page 22 indicating that international net revenues increased 24.0% from 2007 to 2008 while domestic net revenues increased by only 4.7%. Also, your domestic operating margin percentage increased by approximately 7.8% from 2007 to 2008 while your international operating margin percentage only increased 3.3%. Please substantiate your claim that your Domestic Merchandising Services Division and your International Merchandising Services Division have similar economic characteristics. Begin by telling us the measure of profit or loss you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure, as well as net revenues and gross margins over the same period, for both operating segments and demonstrate how that information supports the similarity of the economic characteristics of your operating segments.”

Response:

As background information it is important to understand the Company model. Basically, the Company provides merchandising and other marketing services world wide to manufacturers, distributors and retailers, primarily in mass merchandisers, electronic and drug store chains, convenience and grocery stores, as well as related technology services and marketing research. The Company has supplied these services in the United States since certain of its predecessors were formed in 1979 and internationally since it acquired its first international subsidiary in Japan in July of 2000. In each market in which the Company operates the margin performance varies by client and nature of services offered within each market and as such the economic characteristics will vary from year to year as the mix of business continually changes.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

Management believes the current trend in business toward globalization fits well with its expansion model. As companies expand into foreign markets they will need assistance in merchandising or marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising and marketing programs are both expensive and inefficient. The Company also believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. This environment has created an opportunity for management to exploit its Internet-based technology and business model world wide. In order to cultivate foreign markets and expand our merchandising and marketing services business outside of the United States, modify the necessary systems and implement its business model worldwide, and insure a consistent approach to our merchandising and marketing efforts world wide, the company has divided its world focus into two geographic areas, the United States, which is the sales territory for the Domestic Merchandising Services Division, and all locations outside the Untied States, which are the sales territories for the International Merchandising Services Division. To that end, the Company established management teams in its corporate offices that are responsible to insure that the operating systems and approach towards sales and marketing efforts are consistent in all locations and that all locations function similarly. The nature of the products and services offered are identical across all markets serviced by the Company including the method by which the Company distributes and reports on its products and services offered, however, the mix of these services (merchandising versus marketing services versus in-store event staffing vs research etc.) could vary dramatically from year to year or from market to market.

Merchandising services primarily consist of regularly scheduled and special project services provided at the store level, and the Company may be engaged by either the retailer or the manufacturer. Those services may include restocking and adding new products, removing spoiled products and resetting categories “on the shelf” in accordance with client or store schematics, confirming and replacing shelf tags, and setting new, sale or promotional product displays and advertising and providing in-store event staffing. Other merchandising services include whole store or departmental product sets or resets, including new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. The type or class of customers (retailers and/or manufactures) is identical across all markets for both products and services offered.

A key to the Company’s international expansion strategy is in its internally developed capability to translate all of our current and future proprietary Internet-based logistical, communications and reporting software applications into any language for any market in which it operates or would likely to operate in the future as expansion efforts continue. Through its IT operations currently located in Auburn Hills, Michigan, the Company provides worldwide access to its proprietary logistical, communications and reporting software to its world wide operations on a 24/7/365 basis. The production processes employed world wide are identical in each market and as enhancements are implemented or new production programs are developed, they are and continue to be offered and utilized in all markets serviced by the Company.

As requested, the attached Exhibit A provides historical margin performance by geographic location. The Company measures the performance of its Domestic and International divisions using the same metrics. The primary measurement utilized by management is at the operating profit level as the Company is focused on reinvesting operating profits back into the local markets in an effort to improve market share and continued expansion efforts. The Company manages each market at the operating profit level as historical experience has shown that this is the key indicator to ensure long-term growth and profitability.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

The US markets, which have been in operation for over 30 years, are mature markets with consistent performance. While there have been recent declines in revenues, management has maintained and improved gross margin while focusing on cost reductions in selling, general and administrative expenses to ensure long-term profitability in these markets.

The international markets, which are in their early years of development, have experienced various fluctuations in both revenue and margin performance as the products, services and clients mix vary year to year, within each market. Management’s focus is consistent throughout the world in that it strives to stabilize revenue, gross margin and spending to insure the long term profitable growth in these markets. Key factors that have influenced the most recent performance in these markets are:

•

Mix of product and services offered by market. As an example, management strategically refocused its client base in Japan from an emphasis on changing the mix of business more towards marketing services versus merchandising services. The decision resulted in higher revenue but lower margins in the market. In Canada the situation was different as they experienced a negative gross profit mix impact from 2007 to 2008 due to the loss of a client. In this market, management is in the process of realigning its cost structure to improve profitability. However, in early 2009 the loss of a second client has caused continued erosion of Canada’s gross margin performance.

•

Stability, cooperation and performance of the local partner is continually under review by management to insure the long term growth of the market (as noted by the partner changes in Romania and China and the potential for action in Turkey),

•

Mix within the group as new markets expand/mature (from start up to full operations – such as in Australia, Lithuania, and China). While the short-term margins fluctuate due to the newness of the operation, management anticipates that over the long-term, the margins will be more consistent as the market matures.

While the margin performance varies from period to period, the conditions are primarily driven by the mix of business and the degree of full year operations of each of location as discussed above.

Jennifer Thompson

Securities and Exchange Commission

November 11, 2009

Hopefully, the above responses have satisfactorily answered all of your questions. If you have further questions, please contact me at 914-332-4100.

Sincerely,

/s/ James R. Segreto
James R. Segreto

Chief Financial Officer

Spar Group, Inc.
5 Year Comparison-Domestic vs. International Divisions
For the years ending December 2004 through 2008 and June 30, 2009 Exhibit A

	June 30, 2009		2008		2007		2006		2005		2004
	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Domestic	International	Domestic	International

Revenue	$12,402	$16,248	$30,802	$38,809	$29,415	$31,300	$34,082	$23,233	$36,701	$14,884	$43,163	$8,208

Gross Profit	4,479	3,786	10,908	10,014	9,519	9,729	11,521	8,332	13,634	6,012	14,747	2,979
Gross Profit %	36%	23%	35%	26%	32%	31%	34%	36%	37%	40%	34%	36%

SG&A	3,910	3,946	9,148	9,368	10,260	10,206	11,133	8,698	12,163	5,397	16,665	3,556
SG&A %	32%	24%	30%	24%	35%	33%	33%	37%	33%	36%	39%	43%

Depreciation	497	32	882	57	695	74	616	133	895	136	1,212	187

Operating Income	$72	$(192)	$878	$589	$(1,436)	$(551)	$(228)	$(499)	$576	$479	$(3,130)	$(764)
Operating Margin	0.6%	-1.2%	2.9%	1.5%	-4.9%	-1.8%	-0.7%	-2.1%	1.6%	3.2%	-7.3%	-9.3%